Korea Electric Power Corporation
Monthly Power Sold Report

	Power Sold			Sales
*For Nov. 2005	(Gigawatt hours)			(In billions of Won)
Sector	Nov. 2004	Nov. 2005	Year on year growth	Nov. 2004	Nov. 2005	Year on year growth
Residential	5,417	5,719	5.6%	480	499	4.0%
Commercial	5,210	5,598	7.4%	501	533	6.5%
Educational	326	365	12.0%	28	32	14.1%
Industrial	14,129	14,938	5.7%	846	894	5.6%
Agricultural	824	823	-0.2%	29	30	1.5%
Street-Lighting	225	236	4.9%	14	15	6.1%

Total	26,131	27,679	5.9%	1,898	2,002	5.5%

*From Jan. 2005	Power Sold			Sales
through Nov. 2005	(Gigawatt hours)			(In billions of Won)
Sector	Oct. 2004	Oct. 2005	Year on year growth	Oct. 2004	Oct. 2005	Year on year growth
Residential	59,403	62,578	5.3%	5,458	5,745	5.3%
Commercial	61,890	67,187	8.6%	6,019	6,423	6.7%
Educational	3,413	3,859	13.1%	306	346	13.2%
Industrial	151,822	159,204	4.9%	9,161	9,601	4.8%
Agricultural	6,229	6,702	7.6%	261	279	6.6%
Street-Lighting	2,132	2,317	8.7%	141	153	9.1%

Total	284,889	301,847	6.0%	21,346	22,547	5.6%

Disclaimer:
The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.